Exhibit N.3

Consent of Independent Registered Public Accounting Firm

Silver Spike Investment Corp.

660 Madison Avenue

New York, NY

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Form N-2 (Pre-Effective Amendment No. 3) of our report dated July 9, 2021, relating to the financial statements of Silver Spike Investment Corp., which is contained in Part A of that Prospectus.

We also consent to the reference to us under the caption “Independent Registered Public Accounting Firm” in the Prospectus.

/s/ BDO USA, LLP

New York, New York

December 3, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.